UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

China Biologic Products Holdings, Inc.

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

G21515104 (1)

(CUSIP number)

Joseph Chow
Chief Executive Officer

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China
Tel: +86 (10) 6598-3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s Ordinary Shares.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Biomedical Development Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 775,000 Ordinary Shares
	(8)	Shared voting power 0 Ordinary Shares
	(9)	Sole dispositive power 775,000 Ordinary Shares
	(10)	Shared dispositive power 0 Ordinary Shares

(11)	Aggregate amount beneficially owned by each reporting person 775,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.0%*
(14)	Type of reporting person (see instructions) CO

* Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 provided by the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Biomedical Future Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 660,833 Ordinary Shares
	(8)	Shared voting power 0 Ordinary Shares
	(9)	Sole dispositive power 660,833 Ordinary Shares
	(10)	Shared dispositive power 0 Ordinary Shares

(11)	Aggregate amount beneficially owned by each reporting person 660,833 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7%*
(14)	Type of reporting person (see instructions) CO

* Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 provided by the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Biomedical Treasure Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,750,000 Ordinary Shares
	(8)	Shared voting power 0 Ordinary Shares
	(9)	Sole dispositive power 3,750,000 Ordinary Shares
	(10)	Shared dispositive power 0 Ordinary Shares

(11)	Aggregate amount beneficially owned by each reporting person 3,750,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.7%*
(14)	Type of reporting person (see instructions) CO

* Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 provided by the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Joseph Chow
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 154,259 Ordinary Shares
	(8)	Shared voting power 5,185,833 Ordinary Shares
	(9)	Sole dispositive power 154,259 Ordinary Shares
	(10)	Shared dispositive power 5,185,833 Ordinary Shares

(11)	Aggregate amount beneficially owned by each reporting person 5,340,092 Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.8%*
(14)	Type of reporting person (see instructions) IN

(1) Includes (i) 111,509 Ordinary Shares directly held by Mr. Chow and 42,750 Ordinary Shares issuable upon exercise of restricted share units held by Mr. Chow within 60 days from the day hereof; and (ii) 5,185,833 Ordinary Shares deemed to be beneficially owned by Mr. Chow through BDL, BFL and BTL.
* Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 provided by the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2020, as amended by Amendment No. 1 filed on October 29, 2020, Amendment No. 2 filed on November 20, 2020 and Amendment No. 3 filed on December 31, 2020 (the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

The Issuer’s Ordinary Shares are listed on the NASDAQ Global Select Market under the symbol “CBPO”.

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment No.4 have the means ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 4 is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

(1)        Biomedical Development Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BDL”);

(2)        Biomedical Future Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BFL”);

(3)        Biomedical Treasure Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BTL”);

(4)        Mr. Joseph Chow (“Mr. Chow”, and together with BDL, BFL and BTL, the “Reporting Persons”), a citizen of the United States, (i) the Chairman of the board of directors of the Issuer, (ii) the Chief Executive Officer of the Issuer, and (iii) the sole director of each of BDL, BFL and BTL.

The principal business of each of BDL, BFL and BTL is investment holding. The business address of each Reporting Person is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 5, 2021, BDL completed the second closing of the purchase of 358,333 Ordinary Shares from Double Double pursuant to the terms and conditions of the BDL SPA.

On January 6, 2021, BTL completed the purchase of 3,750,000 Oridnary Shares from PWM pursuant to the terms and conditions of the BTL SPA.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)  Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer. Neither the filing of this Amendment No. 4 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 21,188,798 Ordinary Shares beneficially owned in the aggregate by Centurium, PWM, Parfield, CITIC Capital, Hillhouse, V-Sciences and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)        Except as set forth herein, to the knowledge of the Reporting Person with respect to the persons named in response to Item 5(a)-(b), none of the person named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d)        Except as set forth herein, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

(e)        Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2020, BTL entered into a shareholders’ agreement (the “BTL SHA”) with Mr. Chow, TB Friday Holdings Limited, a holding vehicle controlled by Mr. Chow (the “Class B Shareholder”), and CTB Investment Limited (the “Class A Shareholder”), which has become effective on the closing date of the transactions contemplated by the BTL SPA (i.e., January 6, 2021). The Class B Shareholder is entitled to one vote per Class B ordinary share of BTL and the Class A Shareholder is not entitled to any voting power in respect of the Class A ordinary shares of BTL held by it except as otherwise provided in the BTL SHA. Pursuant to the terms and conditions of the BTL SHA, generally speaking any transfer or disposal of the Ordinary Shares held by BTL is subject to mutual consent of the Class A Shareholder and the Class B Shareholder. However, (i) within two years following the effective date of the BTL SHA (the “Consent Period”), the Class A Shareholder may cause BTL to reduce the total amount of Ordinary Shares held by it from time to time if (x) Mr. Chow gives his prior written consent to such reduction or (y) such reduction would not result in a reduction in the percentage voting interest of Mr. Chow in the Issuer through BTL, (ii) within two years following the expiration of the Consent Period, the Class A Shareholder may cause BTL to reduce the total amount of Ordinary Shares held by it, subject to Mr. Chow’s right of of first offer, (iii) in the event that a vote or consent from BTL or the director(s) nominated by it and its affiliates to the Issuer (if any) is sought, on a trade sale or similar transactions (A) within the Consent Period, BTL shall not vote its Ordinary Shares, and shall instruct such director(s) nominated by BTL and its affiliates to the Issuer (if any) not to vote, in favor of any such transaction without the mutual consent of the Class A Shareholder and the Class B Shareholder, (B) within two years following the expiration of the Consent Period, the Class A Shareholder may cause BTL to vote its Ordinary Shares and such director(s) nominated by BTL and its affiliates to the Issuer (if any) to vote in favor of any such transaction, subject to Mr. Chow’s right of of first offer; and (C) at all times, the Class A Shareholder shall have the right to cause BTL to vote its Ordinary Shares and such director(s) nominated by BTL and its affiliates to the Issuer (if any) to vote against any such transaction, and (iv) the Class A Shareholder shall have prior consent right on any subsequent investment by BTL in the Issuer or any reduction in the total amount of Ordinary Shares held by BTL. In the event of a merger or any similar transaction involving the Issuer and BTL or any director nominated by BTL and its affiliates is entitled to vote on such transaction, the Class A Shareholder and the Class B Shareholder will reasonably agree on how such vote should be cast, taking into account the interests of both the Class A Shareholder and the Class B Shareholder.

Pursuant to the BTL SHA and subject to Class B Shareholder’s right to receive certain distribution as provided thereunder, BTL is required to distribute to the Class A Shareholder all dividend, distribution and other payment or proceeds received by BTL in respect of the Ordinary Shares held by BTL.

References to the BTL SHA are qualified in their entirety by reference to the BTL SHA, a copy of which is attached hereto as an exhibit incorporated herein by reference in its entirety.

AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. G21515104

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

99.24	Joint Filing Agreement dated January 8, 2021 by the Reporting Persons.

99.25	Shareholders’ Agreement in respect of Biomediacal Treasure Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021

Biomedical Development Limited

By:	/s/ Joseph Chow
Name:	Joseph Chow
Title:	Director

Biomedical Future Limited

By:	/s/ Joseph Chow
Name:	Joseph Chow
Title:	Director

Biomedical Treasure Limited

By:	/s/ Joseph Chow
Name:	Joseph Chow
Title:	Director

Joseph Chow

By:	/s/ Joseph Chow